UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Global Pari-Mutuel Services, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

37946Q101
(CUSIP Number)

Bendigo Partners LLC
1200 Broadway, Suite 8B
New York, New York 10001
(917) 338-7323
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37946Q101

1	NAME OF REPORTING PERSON BENDIGO PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,399,914*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 28,399,914*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,399,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

*	Represents shares underlying a stock option that will become exercisable within 60 days of the date hereof.

CUSIP NO. 37946Q101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Global Pari-Mutuel Services, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 500 Fifth Avenue, Suite 810, New York, New York 10110.

Item 2.	Identity and Background.

(a)           This statement is filed by Bendigo Partners LLC, a New York limited liability company (the “Reporting Person”).

(b)           The principal business address of the Reporting Person is 1200 Broadway, Suite 8B, New York, New York 10001.

(c)           The principal business of the Reporting Person is investing in and serving as operating partner to companies in the global, technology-based financial services industry.

(d)           The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

In further consideration of services provided by the Reporting Person to the Issuer under the Consulting Agreement (as defined below), the Issuer granted the Reporting Person an option to purchase 56,799,828 Shares (the “Option”) pursuant to an option agreement, dated December 7, 2010 (the “Option Agreement”).

Item 4.	Purpose of Transaction.

On December 7, 2010, the Reporting Person and the Issuer entered into a one-year consulting agreement (the “Consulting Agreement”), pursuant to which the Reporting Person agreed to provide the Issuer with the services of R. Jarrett Lilien to serve as the Issuer’s chief executive officer, J. Leslie Whiteford to serve as the Issuer’s chief financial officer, Richard D. Taylor to serve as the Issuer’s chief operating officer, Stephen Ferrando to serve as the Issuer’s chief information officer, and individuals to serve as the Issuer’s chief marketing officer and internal general counsel, for a $250,000 monthly fee. In further consideration of the services provided by the Reporting Person to the Issuer under the Consulting Agreement, the Issuer granted the Reporting Person the Option.  The Option first vests and becomes exercisable over a period of two years.  The Consulting Agreement contemplates that upon expiration of its one-year term, Messrs. Lilien, Whiteford, Taylor and Ferrando will enter into employment agreements with the Issuer. As a result of the Consulting Agreement, certain individuals resigned as officers and members of the board of directors of the Issuer.  In accordance with the Consulting Agreement, Messrs. Lilien and Taylor and Jeffrey P. Camp were appointed to fill three of the four vacancies on the Issuer’s board of directors created by such resignations and Mr. Lilien has the right under the Consulting Agreement to recommend candidates to fill the remaining vacancy caused by such resignations. Under the Consulting Agreement, on the date such additional board designate is appointed, the Issuer has agreed to grant such additional board designee an option to purchase 709,998 Shares.

CUSIP NO. 37946Q101

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 222,769,316 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 18, 2011.

As of May 2, 2011, the Reporting Person beneficially owns 28,399,914 Shares, constituting 11.3% of the Shares outstanding, which represents Shares underlying the Option that will become exercisable with respect to 28,399,914 Shares within 60 days of the date hereof.

(b)           The Reporting Person has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           There have been no transactions in securities of the Issuer during the past sixty days by the Reporting Person.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety into this Item 6.

Except as set forth in Items 3 and 4 hereof, which are incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1*	Consulting Agreement, dated as of December 7, 2010, by and between Global Pari-Mutuel Services, Inc. and Bendigo Partners LLC.

99.2*	Option Agreement, dated December 7, 2010, by and between Global Pari-Mutuel Services, Inc. and Bendigo Partners LLC.

*	Incorporated by reference to Global Pari-Mutuel Services, Inc.’s Registration Statement on Form 10-12G filed with the Securities and Exchange Commission on December 22, 2010.

CUSIP NO. 37946Q101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	BENDIGO PARTNERS LLC

	By:	/s/ R. Jarrett Lilien
		Name:	R. Jarrett Lilien
		Title:	Chief Executive Officer